SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

AVIVA PLC
(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes      No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

4 October 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

Aviva Savings Related Share Option Scheme 2007
2016 Invitation - Date of Grant - 4 October 2016

The following directors and PDMRs have been granted an option over Aviva plc Ordinary shares of 25p each under the Aviva Savings Related Share Option Scheme 2007. The option was granted in London on 4 October 2016.

The 2016 Invitation was offered to all eligible employees in the UK and the directors and PDMRs named below have elected to have contributions deducted from their salaries over a fixed period and will have the opportunity to buy shares at the Option Price at the end of the contract.  As with all other employees who participate in the 2016 Invitation, they will only be able to benefit from the option if the share price at the end of the contract is higher than the Option Price.

Name	Option Price	No of shares under option
Andrew Briggs*	351p	5,128
Angela Darlington	351p	2,564
David McMillan	351p	2,564
Euan Munro	351p	2,564
Kirstine Cooper	351p	5,128
Mark Wilson	351p	2,564
Nitinbhai Amin	351p	5,128

*Andrew Briggs closed his option held under the 2015 Savings Related Share Option Scheme in order to participate fully into the 2016 Scheme.

This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

Media Enquiries:
Andrew Reid                                                                                                                                                 +44 (0)20 7662 3131
Sarah Swailes                                                                                                                                                +44 (0)20 7662 6700

General Enquiries:
Elena Petrou, Company Secretarial                                                                                                            +44 (0)207 662 1268

Notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	ANDREW BRIGGS
2	Reason for the notification
a)	Position/status	Chief Executive Officer Of Aviva UK Life And Chairman Of Global Life
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	5,128 (Options)
d)	Aggregated information - Aggregated volume - Price	£17,999.28	5,128 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	ANGELA DARLINGTON
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	2,564 (Options)
d)	Aggregated information - Aggregated volume - Price	£8,999.64	2,564 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	DAVID MCMILLAN
2	Reason for the notification
a)	Position/status	Chairman Global Health Insurance and Chief Executive Officer, Aviva Europe
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	2,564 (Options)
d)	Aggregated information - Aggregated volume - Price	£8,999.64	2,564 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	EUAN MUNRO
2	Reason for the notification
a)	Position/status	Chief Executive Officer Aviva Investors
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	2,564 (Options)
d)	Aggregated information - Aggregated volume - Price	£8,999.64	2,564 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	KIRSTINE COOPER
2	Reason for the notification
a)	Position/status	Group General Counsel And Company Secretary
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	5,128 (Options)
d)	Aggregated information - Aggregated volume - Price	£17,999.28	5,128 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	MARK WILSON
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	2,564 (Options)
d)	Aggregated information - Aggregated volume - Price	£8,999.64	2,564 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	NITINBHAI AMIN
2	Reason for the notification
a)	Position/status	Chief Operations and Transformation Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Grant of Options under the 2016 Aviva Savings-Related Share Option plan, an HMRC approved share save plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.51 (per share)	5,128 (Options)
d)	Aggregated information - Aggregated volume - Price	£17,999.28	5,128 Options
e)	Date of the transaction	2016-10-04
f)	Place of the transaction	London Stock Exchange, XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 October 2016

AVIVA PLC By: /s/ K.A. Cooper K.A. Cooper Group Company Secretary